Exhibit (a)(13)

DEMANDWARE, INC.

Notice to Holders of Restricted Stock Units

June 28, 2016

Dear RSU Holder:

On May 31, 2016, Demandware, Inc. (“Demandware” or, the “Company”) entered into an Agreement and Plan of Merger with salesforce.com, inc. (“Salesforce”) and Dynasty Acquisition Corp. (the “Purchaser”), pursuant to which Purchaser, a wholly owned subsidiary of Salesforce, has commenced a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of the Company at a price of $75.00 per share (such amount, the “Offer Price”). Following the consummation of the Offer, the Purchaser will merge with and into the Company (the “Merger”), and all shares of the Company common stock not tendered in the Offer will convert into the right to receive the Offer Price in the Merger. The Company will survive the Merger as a wholly owned subsidiary of Parent.

You are receiving this letter because you hold outstanding restricted stock units (“RSUs”) granted under and pursuant to the Demandware 2012 Stock Incentive Plan (the “Plan”).

We would like to inform you about how your RSUs will be treated in connection with the Offer and the Merger. The Offer currently is scheduled to end at midnight, Eastern Time, on Friday, July 8, 2016. If the Offer ends as scheduled, we currently expect the Offer Acceptance Date to be on or about Monday, July 11, 2016. For purposes of this Notice, the term “Merger Effective Time” will mean the effective time of the Merger, which, if all conditions are satisfied, we currently expect to be on or about July 11, 2016.

Please read this Notice carefully. Note that the description in this Notice applies to the treatment of RSUs held in the United States and their resulting tax consequences, except as indicated below.

UNVESTED RSUs. Your outstanding RSUs that are unvested as of the Merger Effective Time (the “Unvested RSUs”) will be assumed by Salesforce (the “Assumed RSUs”). Each Assumed RSU will continue to be subject to the same terms and conditions, including vesting, set forth in the Plan under which the RSU was issued and your individual RSU agreement, except that references to the “Company” or “Demandware” in the Plan and your individual RSU agreements will be references to Salesforce, the Assumed RSUs will become RSUs to acquire shares of Salesforce common stock, and the number of shares of Salesforce common stock subject to your Assumed RSUs will be adjusted to a number determined by multiplying the number of shares of Demandware common stock that would be issuable under such Assumed RSUs immediately prior to the Merger Effective Time by the Exchange Ratio (as described in the Merger Agreement) and rounding down to the nearest whole number.

The Exchange Ratio is based on the per-share deal price divided by an average closing stock price of Salesforce shares shortly before the closing date. The “Exchange Ratio” will equal the “Merger Consideration” (as defined in the Merger Agreement) divided by the volume weighted average closing sale price of one share of Salesforce common stock as reported on the

New York Stock Exchange for the ten consecutive trading days ending on the date that is two trading days immediately preceding the closing date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events), rounded to the nearest 0.00001.

By way of example:

If you have 100 unvested RSUs, and the Salesforce stock is valued at $83.77, the calculation would be as follows:

Exchange Ratio = $75 divided by $83.77 = 0.89531

100 RSUs multiplied by 0.89531 = 89 RSUs of Salesforce stock

U.S. Tax Implications

You should consult your own tax advisor as to the specific tax implications to you of the Offer and the Merger with respect to your RSUs, including the applicability and effect of federal, state, local and non-U.S. tax laws. Your federal, state, local and non-U.S. tax consequences depend upon your unique circumstances.

Assumed RSUs

U.S. taxpayers with Assumed RSUs will not recognize ordinary income at the time Salesforce assumes these RSUs. Instead, each individual will recognize ordinary income when Salesforce delivers shares of Salesforce common stock in settlement of his or her vested Assumed RSUs. The amount of ordinary income recognized for U.S. tax purposes will equal the fair market value on the payment date of the shares of Salesforce common stock that the individual receives and, for persons who received the awards as employees, will be subject to the collection of applicable U.S. federal and state income and employment tax withholdings.

International Tax Implications

You should consult your own tax advisor as to the specific tax implications to you of the Merger with respect to your RSUs, but, in general terms, treatment of RSUs granted outside of the United States will be consistent with the treatment outlined above in the section titled “U.S. Tax Implications.”

Please submit any questions you have regarding this notice by e-mail to Cecilia Mullen at cmullen@demandware.com or by telephone at (781) 425-1290 or Stacy Krause at skrause@demandware.com or by telephone at (781) 425-1327.

Sincerely,

Stock Administration
Demandware, Inc.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company’s common stock are made only pursuant to the tender offer statement on Schedule TO, including an offer to purchase and other related materials that Salesforce filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2016, and any amendment thereto filed after that date. In addition, the Company filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer on June 10, 2016, and any amendment thereto filed after the date thereof. The Company’s stockholders can obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9, the amendments to those documents, and related materials with respect to the offer, free of charge at the website of the SEC at www.sec.gov, from the information agent named in the tender offer materials or from the Company or Salesforce. The Company’s stockholders are advised to read these documents, all amendments to these documents and all other documents related to the tender offer filed with the SEC carefully and in their entirety prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer.